

ISSUER FREE WRITING PROSPECTUS No. 158I-1
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated August 8, 2007

Performance

# Performance Securities Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index

## Deutsche Bank AG, London Branch

## $ Securities Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index due on or about August 13, 2010

### Investment Description

Performance Securities linked to the Deutsche Bank Balanced Currency Harvest (USD) Index (the "Securities") provide enhanced exposure to the potential appreciation of an index based on an investment strategy of taking long positions in selected currencies from jurisdictions with high interest rates and short positions in selected currencies from jurisdictions with low interest rates. The Securities provide a return of 243% (the "Participation Rate") of any positive Index Return with 100% exposure to any negative Index Return. Your Securities will be fully exposed to any decline in the Index, and you could lose some or all of your initial investment.

### Features

- Enhanced exposure to a multi-currency investment strategy that takes long positions in high yielding currencies and takes short positions in low yielding currencies, rebalancing quarterly.
- Diversification of portfolio into foreign currency markets in a US dollar denominated instrument.
- 243% Participation Rate.

### Key Dates[1]

| | |
|---|---|
| Trade Date | August 8, 2007 |
| Settlement Date[2] | August 15, 2007 |
| Final Valuation Date[2] | August 6, 2010 |
| Maturity Date[2] | August 13, 2010 |

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] Subject to postponement in the event of a market disruption event and as described under "Description of Securities" in the accompanying product supplement I-1.

### Security Offering

We are offering Performance Securities Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index (the "**Index**"). The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000. The Index Starting Level will be set on the Trade Date.

| Index | Participation Rate | Index Starting Level | Index Bloomberg Symbol | Security CUSIP/ISIN |
|---|---|---|---|---|
| Deutsche Bank Balanced Currency Harvest (USD) Index | 243% | | DBHVBUSI <Index> | 25153Q 81 5/US25153Q8151 |

**See "Additional Terms Specific to the Securities" in this free writing prospectus. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement I-1 dated May 29, 2007, and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement I-1 for risks related to investing in the Securities.**

**Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, and the product supplement I-1 dated May 29, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.**

**You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.**

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement I-1. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.*

| | Price to Public | Discounts and Commissions[(1)] | Proceeds to Us |
|---|---|---|---|
| Per Security | $10.00 | $0.20 | $9.80 |
| Total | $ | $ | $ |

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this free writing prospectus.

**UBS Financial Services Inc.** **Deutsche Bank Securities**

## Additional Terms Specific to the Securities

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in the product supplement I-1 dated May 29, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement I-1 dated May 29, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507124923/d424b21.pdf

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "Securities" refers to the Performance Securities Linked to the Deutsche Bank Balanced Currency Harvest (USD) Index that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

## Investor Suitability

**The Securities may be suitable for you if:**

- You seek an investment with a return linked to the performance of a currency index reflecting the investment strategy described in this free writing prospectus.

- You believe the level of the Index will increase over the term of the Securities.

- You are willing to accept the risk that you may lose some or all of your investment if the Index Ending Level is below the Index Starting Level.

- You are willing to invest in the Securities based on the indicated Participation Rate.

- You are willing and able to hold the Securities to maturity and are aware that there may be little or no secondary market for the Securities.

- You do not seek current income from this investment.

**The Securities may not be suitable for you if:**

- You do not seek an investment with exposure to currencies and to the currency and other risks described in this free writing prospectus.

- You do not believe the level of the Index will increase over the term of the Securities.

- You are not willing to accept the risk that you may lose some or all of your principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

- You are unwilling or unable to hold the Securities to maturity.

- You seek an investment for which there will be an active secondary market.

- You seek current income from your investments.

## Indicative Terms

| | |
|---|---|
| Issuer | Deutsche Bank AG, London Branch (Aa1)[1] |
| Issue Price | $10.00 per Security (subject to a minimum purchase of 100 Securities) |
| Term | 3 years |
| Index | Deutsche Bank Balanced Currency Harvest (USD) Index (Bloomberg Ticker: DBHVBUSI <Index>) |
| Participation Rate | 243%. |
| Payment at Maturity (per $10.00 Security) | **If the Index Return is positive,** you will receive:<br><br>$10.00 + ($10.00 x Participation Rate x Index Return)<br><br>**If the Index Return is zero,** you will receive:<br><br>$10.00<br><br>**If the Index Return is negative,** you will receive:<br><br>$10.00 + ($10.00 x Index Return)<br><br>***In this case, you will lose some or all of your initial investment.*** |
| Index Return | Index Ending Level - Index Starting Level / Index Starting Level |
| Index Starting Level | The closing level of the Index on the Trade Date. |
| Index Ending Level | The closing level of the Index on the Final Valuation Date. |
| Final Valuation Date | August 6, 2010 |

## Determining Payment at Maturity



The percentage change from the Index Starting Level to the Index Ending Level

**Yes** → You will receive a cash payment at maturity per $10.00 Security equal to:

**$10.00 + [$10.00 x Participation Rate x Index Return]**

**No**

If the Index Return is zero, you will receive the face amount of your Securities at maturity.

If the Index Return is negative, you will lose 1% of the face amount of your Securities for every 1% that the Index Return decreases. Accordingly, your payment at maturity per $10.00 Security will be calculated as follows and will be less than your initial investment:

**$10.00 + ($10.00 x Index Return)**

***In this scenario, you could lose up to 100% of your initial investment.***

---

[1] Moody's Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes, Series A.

## What are the tax consequences of the Securities?

You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe that it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, and, though not discussed in the accompanying product supplement, **assuming a valid election pursuant to the Treasury regulations governing foreign currency transactions is made before the close of the day on which you acquire your Securities,** your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. To make such an election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Internal Revenue Code of 1986, as amended, (a) clearly identify the transaction on your books and records on the date you acquire your Securities as being subject to such an election and either (b) file the relevant statement verifying such election with your U.S. federal income tax return or (c) otherwise obtain independent verification. If the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

**Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

## Hypothetical Examples and Return Table of the Securities at Maturity

The following examples for the Securities show scenarios for the Payment at Maturity of the Securities, assuming a Participation Rate of 243% and a range of hypothetical Index Returns.



| Index Return | | Securities Return |
|---|---|---|
| 40% | | 97.2% |
| 30% | 243% x Index Return | 72.9% |
| 20% | | 48.6% |
| 10% | | 24.3% |
| 0% | | 0% |
| -25% | | -25% |
| -50% | 100% Exposure to Index Decline | -50% |
| -75% | | -75% |
| -100% | | -100% |

The following table and examples illustrate the hypothetical payment amount at maturity per $10.00 Security for a hypothetical range of performance for the Index and assume an Index Starting Level of 268.70 and a Participation Rate of 243%. The following results are based solely on the hypothetical example cited.

| Hypothetical Index Ending Level | Hypothetical Index Return | Payment at Maturity | Percentage Return |
|---|---|---|---|
| 340.00 | 26.54% | $16.45 | 64.48% |
| 330.00 | 22.81% | $15.54 | 55.44% |
| 320.00 | 19.09% | $14.64 | 46.39% |
| 310.00 | 15.37% | $13.73 | 37.35% |
| 300.00 | 11.65% | $12.83 | 28.31% |
| 290.00 | 7.93% | $11.93 | 19.26% |
| 280.00 | 4.21% | $11.02 | 10.22% |
| 270.00 | 0.48% | $10.12 | 1.18% |
| 268.70 | 0.00% | $10.00 | 0.00% |
| 260.00 | -3.24% | $ 9.68 | -3.24% |
| 250.00 | -6.96% | $ 9.30 | -6.96% |
| 240.00 | -10.68% | $ 8.93 | -10.68% |
| 230.00 | -14.40% | $ 8.56 | -14.40% |
| 220.00 | -18.12% | $ 8.19 | -18.12% |
| 210.00 | -21.85% | $ 7.82 | -21.85% |
| 200.00 | -25.57% | $ 7.44 | -25.57% |
| 190.00 | -29.29% | $ 7.07 | -29.29% |
| 180.00 | -33.01% | $ 6.70 | -33.01% |
| 170.00 | -36.73% | $ 6.33 | -36.73% |
| 160.00 | -40.45% | $ 5.95 | -40.45% |
| 150.00 | -44.18% | $ 5.58 | -44.18% |
| 120.00 | -55.34% | $ 4.47 | -55.34% |
| 0.00 | -100.00% | $ 0.00 | -100.00% |

**Example 1: The level of the Index increases from an Index Starting Level of 268.70 to an Index Ending Level of 300, a gain of 11.65%.** Because the Index Ending Level of 300 is greater than the Index Starting Level of 268.70, the investor receives a payment at maturity of $12.83 per $10.00 face amount of Securities calculated as follows:

Payment at maturity per $10.00 face amount of Securities =

$10.00 + ($10.00 x Participation Rate x Index Return) =

$10.00 + ($10.00 x 243% x 11.65%) = $12.83.

**Example 2: The Index Ending Level of 268.70 is the same as the Index Starting Level.** Because the Index Ending Level and the Index Starting Level are the same, the investor receives a payment at maturity of $10.00 per $10.00 face amount of Securities.

**Example 3: The level of the Index decreases from an Index Starting Level of 268.70 to an Index Ending Level of 230, a decline of 14.40%.** Because the Index Ending Level of 230 is less than the Index Starting Level of 268.70, the investor receives a payment at maturity of $8.56 per $10.00 face amount of Securities.

Payment at maturity per $10.00 face amount of Securities =

$10.00 + ($10.00 x Index Return) =

$10.00 + ($10.00 x -14.40%) = $8.56

## Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement I-1. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

- **Market Risk**—The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive. The Index is intended to reflect forward rates for ten selected currencies and is recomposed on a quarterly basis as described in this free writing prospectus. The value of the Securities will be affected by movements in the value of certain of the selected currencies against the dollar relative to the value of certain other selected currencies against the dollar, and currency movements may have an adverse effect on the level of the Index. **You may lose all or a portion of your investment in the Securities if the Index Return is negative.**

- **The Securities are not Principal Protected, in Whole or in Part**—To the extent the Index Ending Level is less than the Index Starting Level, you will lose all or a portion of your investment in the Securities. This will be true even if the value of the Index is higher than the Index Starting Level at some time during the term of the Securities if it is below the Index Starting Level on the Final Valuation Date.

- **The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.**

- **The Securities are not equivalent to investing directly in the Index or its underlying components**—You may receive a lower payment at maturity than you would have received if you had invested directly in the Index or its underlying components.

- **The original issue price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates**—As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Securities from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale could result in a substantial loss to you.

- **The Securities are not designed to be short-term trading instruments**—Accordingly, you should be willing and able to hold your Securities to maturity.

- **Gains in Components of the Index may be Offset by Losses in other Index Components**—The Securities are linked to the performance of the Index, which is composed of multiple currency positions. Any gain in one position may be offset by a loss in another position. Accordingly, the performance of the Index will be based on the appreciation or depreciation of the Index as a whole. Therefore a positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate Index Return equal to or less than zero.

- **Currency Markets may be Volatile**—Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Index and the value of your Securities in varying ways, and different factors may cause the values of the Index components and the volatility of their prices to move in inconsistent directions at inconsistent rates.

- **Legal and Regulatory Risks**—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to currency rates is not possible to predict, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the Securities.

- **The Currency Prices Reflected in the Index are Subject to Emerging Markets' Political and Economic Risks**—The Index components may include emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Index, and, consequently, the return on the Securities.

- **If the Liquidity of the Index Components is Limited, the Value of the Securities would Likely be Impaired**—Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index, and therefore, on the return on your Securities. Limited liquidity relating to the Index components may also result in Deutsche Bank AG, London Branch (the "**Sponsor**") being unable to determine the level of the Index using its normal means. The resulting discretion by the Sponsor in determining the Index could, in turn, result in potential conflicts of interest.

- **Potential Conflicts of Interest Exist because the Issuer, the Calculation Agent for the Securities, the Sponsor and the Calculation Agent for the Index are the same Legal Entity**—Deutsche Bank AG is the Issuer of the Securities, the calculation agent for the Securities, the Sponsor and the calculation agent for the Index. As the Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and maintains some discretion as to how such calculations are made. In particular, the Sponsor has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index components' value is unavailable at the time such determination is scheduled to take place and has even more discretion in the case of a force majeure event relating to the Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the value of the Securities or the Index. Because determinations made by Deutsche Bank AG in these roles may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG and you.

- **Lack of Liquidity**—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities.

- **We and our Affiliates and Agents, or UBS AG and its Affiliates, May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities**—We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents or UBS AG and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

- **Economic and Market Factors Will Impact the Value of the Securities**—We expect that, generally, the level of the Index on any day will affect the value of the Securities more than any other single factor. However, you should not expect the value of the Securities in the secondary market to vary in proportion to changes in the levels of the Index. The value of the Securities will be affected by a number of other factors that may either offset or magnify each other, including:

    - the expected volatility of the Index;

    - the time to maturity of the Securities;

    - the market price of the Index components;

    - interest and yield rates in the market generally and in the markets of the Index components;

    - a variety of economic, financial, political, regulatory or judicial events;

    - supply and demand for the Securities; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **Uncertain Tax Treatment**—Significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this free writing prospectus or in the accompanying product supplement I-1.

## The Deutsche Bank Balanced Currency Harvest (USD) Index

The Deutsche Bank Balanced Currency Harvest (USD) Index was created by the Sponsor on December 19, 2005. The Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. This strategy is based on the view that foreign currency forward rates are biased estimators of future foreign currency spot rates, and that currencies that trade at a forward discount tend to outperform on average currencies that trade at a forward premium. The strategy reflected in the Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor's gain from interest rate differentials in the high yielding jurisdictions will exceed any potential losses from currency rate risk. The Sponsor provides no assurance that this expectation is or will remain valid. Various market factors and circumstances at any time and over any period could cause and have in the past caused investors to become more risk averse to high yielding currencies. Such risk aversion is greater with respect to the non-G10 currencies (as defined below) which may be volatile and subject to large fluctuations, devaluations, exchange controls and inconvertibility which would negatively affect the value of the Securities.

The Index thus reflects the value of notional long and short 3-month foreign exchange forward positions in certain foreign currencies against the U.S. dollar. The Index is recomposed every quarter; at each recomposition, the Sponsor selects from a larger group of currencies (the "Eligible Currencies") ten currencies to be the Index currencies (the "Index Currencies") for that quarter.

On August 1, 2007, the Eligible Currencies were the Australian Dollar, the Brazilian Real, the Canadian Dollar, the Swiss Franc, the Czech Koruna, the Euro, the Sterling, the Hungarian Forint, the Japanese Yen, the Korean Won, the Mexican Peso, the Norwegian Krone, the New Zealand Dollar, the Polish Zloty, the Swedish Krona, the Singapore Dollar, the Turkish Lira, the Taiwanese Dollar, the U.S. Dollar and the South African Rand. The Australian Dollar, the Canadian Dollar, the Swiss Franc, the Euro, the Sterling, the Japanese Yen, the Norwegian Krone, the New Zealand Dollar, the Swedish Krona, and the U.S. Dollar are the "G10 Currencies." The remaining Eligible Currencies are the "non-G10 Currencies."

At each quarterly recomposition, the Sponsor selects the G10 currencies with the two highest and the two lowest Yield Fix Rates (as defined below), and subsequently selects the currencies with the three highest and three lowest Yield Fix Rates from the remaining G10 currencies and the remaining non-G10 currencies for inclusion in the Index for that quarterly period. "Yield Fix Rate" means, for an Eligible Currency, the interest rate for such deposits in such Eligible Currency for a period of three months as set forth on Reuters, or, if such rate does not appear on Reuters, the interest rate for deposits in such Eligible Currency determined by the Sponsor acting in good faith and in a commercially reasonably manner from such sources as it deems appropriate. The currencies with the highest Yield Fix Rates are the "Long Currencies," and the currencies with the lowest Yield Fix Rates are the "Short Currencies." The Index reflects notional long forward positions in the Long Currencies, and notional short positions in the Short Currencies; these positions are equally weighted. A new equally-weighted basket of notional long and short positions is thus created at each quarterly recomposition, with the notional size of the basket reflecting the increase or decrease in the closing level of the Index over the prior quarter. During each quarter, the Index closing level is determined by interpolation of daily published forward rates (e.g., the 3-month, 2-month and 1-month forward rate) for the Eligible Currencies.

An increase in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in an increase in the closing level of the Index (the "Index Closing Level"). Conversely, a decrease in the value of the Long Currencies versus the dollar relative to the value of the Short Currencies versus the dollar will result in a decrease in the Index Closing Level. In addition, the Index Closing Level reflects the deduction of an annual 1.5% fee, which accounts for the Index being based on published mid-market prices as opposed to dealer-quoted prices, which are lower. As of August 1, 2007, the Long Currencies were the Australian Dollar, the New Zealand Dollar, the Turkish Lira, the Brazilian Real and the South African Rand. As of that date, the Short Currencies were the Czech Koruna, the Japanese Yen, the Swiss Franc, the Singapore Dollar, and the Taiwanese Dollar.

In addition, at any quarterly recomposition, the Sponsor may add as an Eligible Currency any currency that: (i) is not subject to a currency peg regime, (ii) is in the "most liquid" category as measured by the most recent Bank for International Settlements Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity, and (iii) complies with certain liquidity criteria, or that complies with such additional or alternative criteria as the Sponsor determines appropriate acting in good faith and in a commercially reasonable manner. Similarly, at any quarterly recomposition, the Sponsor may remove as an Eligible Currency any currency that does not comply with the foregoing criteria as long as following any such removal there are at least fifteen (15) Eligible Currencies. If any Eligible Currency other than the Euro is the currency of a country that participates in or has announced its intention to participate in the third stage of European Economic and Monetary Union, as determined by the Sponsor, the Sponsor may make such adjustments to the methodology and calculation of the Index as it determines appropriate to account for such event, including, in its discretion, selecting a replacement currency.

The Index closing level and the Index currencies for the applicable quarter are published daily by the Sponsor at: https://index.db.com/do/product/dynamic/BalancedCurrencyHarvestUSD

### Market Disruption Events

A market disruption event includes the following:

- A currency exchange rate splits into dual or multiple exchange rates;
- An event occurs that generally makes it impossible to convert an Index currency into U.S. Dollars in the home country for such Index currency (the "Index Currency Jurisdiction") through customary legal channels;
- An event occurs that generally makes it impossible to deliver U.S. Dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index currency between accounts inside the Inside Currency Jurisdiction for such Index currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;
- The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index currency;
- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Sponsor determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Index;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The Sponsor determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Index and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the Sponsor itself acting in good faith in a commercially reasonable manner;

- The Sponsor determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to the Securities or other relevant Index-linked transactions, or to realize, recover or remit the proceeds of any such transactions; and

- Any event that the Sponsor determines may lead to any of the foregoing events.

In addition, the Sponsor will not calculate the Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor and that the Sponsor determines, in its discretion, affects the Index or any Index currency (a "Force Majeure Event"). If a Force Majeure Event occurs on a trading day, the Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index closing level; or (ii) defer publication of information relating to the Index until the next trading day on which it determines that no Force Majeure Event exists.

### Change in the Methodology of the Index

The Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Sponsor will publish notice of any such modification or change and the effective date thereof in the manner described above.

## Historical Information for the Deutsche Bank Balanced Currency Harvest (USD) Index

The following graph shows the daily performance of the Index from July 1, 2002 through July 31, 2007. The closing level of the Index on August 8, 2007 was 268.70.

Because the Index was created only on December 19, 2005, the Sponsor has retrospectively calculated the levels of the Index based on actual historical currency forward rates on all dates prior to December 19, 2005 using the same methodology as described above, except that the forward rates are based on Bloomberg quotations and not Reuters quotations. Although the Bank believes that this retrospective calculation represents accurately and fairly how the Index would have performed prior to December 19, 2005, the Index did not, in fact, exist before December 19, 2005. All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to December 19, 2005. In addition, the currencies comprising the Index at particular dates in the following graph are extremely likely to be different than the currencies comprising the Index on or after August 8, 2007. Past performance of the Index is no guarantee of future results.

We obtained the various Index closing levels below from Bloomberg Financial Markets, L.P. Because the Index is recomposed quarterly, the Index reflects the performance of different currencies at different periods of time. The historical level of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.



**Source: Bloomberg**

## Supplemental Underwriting Information

UBS Financial Services Inc., and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession to other dealers discounts and commissions of $0.20 per $10.00 Security. See "Underwriting" in accompanying product supplement I-1.

We expect to deliver the Securities against payment for the Securities on or about the fifth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Securities on the Trade Date or on the next business day will be required, by virtue of the fact that we expect the Securities initially to settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.